Exhibit 3

December 7, 2020

The Board of Directors

Hollysys Automation Technologies Ltd.

No. 2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, P. R. China 100176

Dear Members of the Board of Directors:

Mr. Baiqing Shao (“Mr. Shao”), Ace Lead Profits Limited (“Ace Lead”), and CPE Funds Management Limited (collectively with its affiliates, “CPE”) (CPE, together with Mr. Shao and Ace Lead, the “Consortium”, “we” or “us”) are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all the outstanding ordinary shares of Hollysys Automation Technologies Ltd. (the “Company”) not already owned by the Consortium for $15.47 per share in cash (the “Acquisition”). The Consortium currently beneficially owns approximately 7.12% of the total issued and outstanding share capital of the Company.

The Proposal provides compelling value to the Company’s shareholders at a highly attractive premium. Specifically, our offer price represents a premium of 24% to the closing price on December 4, 2020 and 34% to the 90-day volume-weighted average price per share of $11.58 as of December 4, 2020.

The Proposal also provides greater deal certainty to the shareholders of the Company. The transaction can be executed and consummated quickly as the Acquisition is not a Schedule 13E-3 transaction and will not include any financing contingency. Given the Consortium’s familiarity of the business and operations of the Company, we will be able to enter into definitive agreements expeditiously without the need of extensive or prolonged due diligence. We have also conducted an analysis of the regulatory approvals that would be required in connection with the Acquisition and do not anticipate any material antitrust or other regulatory issues that would extend the normal timetable for closing a transaction of this nature.

Rationale of the Proposal

Mr. Shao, together with Ace Lead, is the third largest shareholders of the Company. As a significant and longstanding shareholder in the Company, Mr. Shao is disappointed by the Company’s lagging share price. In stark contrast to a buoyant U.S. stock market which sees stock prices of many U.S.-listed Chinese companies soar to record high in 2020, the Company’s stock price hovers at a multiple-year low with very limited trading volume. The Company’s financial performance during the first quarter of Fiscal Year 2021 is also disappointing with declining net income, gross margin and earnings per share compared with the comparable prior year period.

As a result, the Consortium strongly believes that a sale of the Company will avail its shareholders of a direct path to realizing immediate liquidity and a highly compelling premium for their shares, with far greater certainty than if the Company were to remain a publicly traded company during a time of persisting uncertain economic and U.S. regulatory environment, including the Holding Foreign Companies Accountable Act, which if passed would bar securities of foreign companies, such as the Company, from being listed on any U.S. exchange if it were to fail to comply with the U.S. Public Accounting Oversight Board’s audits for three years in a row. Our proposal delivers full value to all shareholders and is well in excess of what the Company will be able to achieve in the foreseeable future on its current course.

Next Steps

The Consortium has entered into a Consortium Agreement pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and has agreed to work exclusively with each other in pursuing the Acquisition. As a next step, we wish to discuss the Proposal with the board, and to work out the details for moving towards definitive documentation. Due to our obligations under applicable securities laws given our ownership in the Company, Mr. Shao and Ace Lead intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the U.S. Securities and Exchange Commission.

We also welcome additional financing sources who may be interested in supporting our effort and wish to join the Consortium in carrying out the proposed Acquisition. We intend to finance the Acquisition with a combination of debt and equity capital and are confident of our ability to secure adequate financing for the Acquisition in a timely manner.

The Rights Plan

We are aware of the shareholder rights plan the Company’s board initially adopted in 2010 and further amended in September 2020, which is designed to, according to the Company’s most recent annual report, “assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations, undisclosed voting arrangements and other abusive or coercive tactics to gain control of the Company or the board of directors without paying all shareholders a control premium”. As illustrated above, the Proposal offers all shareholders, other than the Consortium, with a highly attractive control premium in a fair and equal manner and is not the type of takeover that the rights plan intends to prevent. We, therefore, urge the board to take necessary corporate action to render the shareholder rights plan inapplicable to the Proposal and the Acquisition.

Overview of the Consortium

Mr. Shao is a co-founder and former Chief Executive Officer and Chairman of the Company and participated in the first batch of automation control systems development since the Company’s inception in 1993. During his tenure at the Company, he served various important positions consecutively during the Company’s development, including core businesses’ management, and R&D, among others. Mr. Shao accumulated extensive experience and deep, practical knowledge in product development and business management in the field of automation and information solutions. Mr. Shao is widely regarded as an industry leader with significant influence in China and has made significant and innovative contributions to China’s automation industry in the Industry 4.0 era. He has served as the Vice President of China Instrument and Control Society, and was awarded “Leader of China’s Integration of Industrialization and Digitalization” in 2017. In recognition of his leadership and expertise in science and technology, he is entitled to a special expert allowance from the PRC State Council.

Ace Lead is an investment company. Mr. Shao is the sole director and shareholder of Ace Lead.

CPE is a leading asset manager, currently managing a number of private equity, mezzanine and public market funds. Founded in 2008 by a world class team of investment professionals and supported by over 200 domestic and international investors, CPE is one of the largest private equity firms in China with a total AUM of approximately US$15 billion. Since its inception, the team has made over 130 private equity investments, among which over 50 are buyout transactions. CPE places great emphasis on value creation post investment and employs a dedicated in-house portfolio management team and operating partners who work alongside deal teams to drive strategic, organizational and operational enhancement in portfolio companies. It has received recognition from various international professional awards, the most well-known being the PEI 300 (Year 2020), which ranked CPE as one of the top 100 largest private equity firms worldwide, top 5 in Asia, and No. 1 in China, as well as the Private Equity Exchange & Awards, which honored CPE the co-winner of the Best Global Private Equity Fund Gold Award in 2019.

Other Matters

This letter expresses our interest in a possible transaction and is non-binding. Any binding commitment would only arise by execution and delivery of one or more definitive agreements by the appropriate parties thereto. We also reserve the right to withdraw the Proposal without further obligation of any kind at any time and for any reason or no reason.

Conclusion

We want to thank the members of the board in advance for considering the Proposal. We believe the Proposal represents the most credible path to unlock value for the Company and its shareholders. We stand ready to promptly engage with the board and the Company’s management to discuss the Proposal and to move forward expeditiously.

We look forward to hearing from you soon. Please do not hesitate to contact us with questions and you can reach us by contacting Jinxiang Guo at CPE:

Jinxiang Guo

Principal

CPE Funds Management Limited

c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

Phone: +86-10-8507-8517

Email: guojinxiang@cpe-fund.com

Yours sincerely,

/s/ Baiqing Shao
Baiqing Shao

Ace Lead Profits Limited

/s/ Baiqing Shao
Name:	Baiqing Shao
Title:	Director

CPE Funds Management Limited

/s/ Ching Nar Cindy Chan
Name:	Ching Nar Cindy Chan
Title:	Authorized Signatory